                                                                      Exhibit 32

                         UNITED STATES DISTRICT COURT
                        FOR THE DISTRICT OF CONNECTICUT

UR ACQUISITION CORPORATION         :
and UNITED RENTALS, INC.,          :
                                   :
               Plaintiffs,         :
                                   :       CIVIL ACTION NO. 399CV00625(DJS)
     -against-                     :
                                   :
JAMES L. KIRK, RENTAL SERVICES     :
CORPORATION and NATIONSRENT,       :
INC.,                              :
                                   :
                    Defendants.    :       April 7, 1999


                              VERIFIED COMPLAINT

          Plaintiffs UR Acquisition Corporation ("UR Acquisition") and United Rentals, Inc. ("URI"), by their attorneys, allege for their complaint for declaratory, injunctive and other relief against James L. Kirk ("Kirk"), Rental Services Corporation ("RSC") and NationsRent, Inc. ("NationsRent") upon knowledge as to themselves and upon information and belief as to all other matters, as follows:

                             NATURE OF THIS ACTION

          1. This is an action for injunctive, declaratory and other relief for violations of Sections 14(a), 14(d) and 14(e) of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. sections 78n (a), (d), (e), and the rules and regulations promulgated thereunder by the Securities and Exchange Commission (the "SEC").

          2. By agreement dated January 20, 1999 (the "Merger Agreement"), defendant RSC agreed to merge with defendant NationsRent in a stock-for-stock exchange. Pursuant to that transaction --which according to public sources was valued at approximately $360 million --NationsRent shareholders will receive
 .355 share of RSC stock for each share of NationsRent stock. The Merger Agreement was entered into less than one week after URI representatives were advised by RSC's Chairman and Chief Executive Officer that RSC was not "for sale."

          3. The proposed RSC/NationsRent transaction is subject to approval by both RSC and NationsRent shareholders. RSC and NationsRent have filed preliminary proxy materials with the SEC on a confidential basis in contemplation of soliciting shareholder votes on the proposed merger. However, these proxy materials have not been disseminated or made available, even in preliminary or draft form, to RSC or NationsRent shareholders. RSC's counsel stated yesterday that RSC does not anticipate being in position to disseminate final proxy materials for a two to three week time period. In fact, defendants have not made even the Merger Agreement itself public.

          4. On April 5, 1999, plaintiffs commenced a tender offer (the "Tender Offer") to purchase all of the outstanding shares of RSC common stock at $22.75 per share, for a total of $553 million. That same day, RSC issued a press release announcing that its board would meet and issue a recommendation on the Tender Offer by April 16, and stating that RSC shareholders should do nothing until the board has had an opportunity to evaluate the offer.

          5. RSC's message that its shareholders should "stop, look and listen" was a facade. Beginning on April 5, the very day on which the Tender Offer was announced, defendants began to make public statements designed to encourage RSC shareholders to vote in favor of the proposed RSC/NationsRent merger and to refrain from tendering their shares into the Tender Offer. Among other things, defendant NationsRent and its Chairman and CEO Kirk, respectively, stated that the NationsRent/RSC transaction was "far superior" and a superior transaction" to the Tender Offer.

          6. In addition, RSC's Chief Financial Officer stated ambiguously that his company "had intended" to schedule a vote on the RSC/NationsRent merger "sometime between May 15 and May 31, 1999," without disclosing that the vote is not now anticipated to occur until mid June at the earliest.

          7. Under the federal securities laws, defendants and their affiliates may not lawfully engage in a "solicitation" of proxies at this time. Similarly, RSC or persons acting on its behalf may not lawfully solicit or make recommendations to shareholders with respect to the Tender Offer until a Solicitation/Recommendation Statement on Schedule 14D-9 has been filed.

          8. Moreover, defendants' statements were materially misleading and, therefore, violate Sections 14(a) and 14(e) of the Exchange Act in connection with the proxy solicitations and the Tender Offer, and applicable rules and regulations thereunder. Among other things, defendants' statement fails to disclose material information necessary for RSC shareholders to truthfully and fully evaluate the position that the NationsRent/RSC transaction was "far superior" to the $22.75 tender offer. RSC also falsely suggests that the shareholders meeting on the NationsRent/RSC proposed merger transaction will occur by the end of May.


          9. Plaintiffs, as well as RSC's shareholders and the investing public, have been and, unless defendants are enjoined from continuing their illegal activities, will continue to suffer immediate and irreparable injury, in that, among other things, they will continue to be deprived of the protections Congress and the SEC have determined they should be afforded in connection with proxy solicitations and tender offers.

                                 JURISDICTION

          10. This Court has jurisdiction over this action pursuant to Section 27 of the Exchange Act, 15 U.S.C. section 78aa, and 28 U.S.C. section 1331. The claims alleged herein arise under Sections 14(a), 14(d) and 14(e) of the Exchange Act and the rules and regulations of the SEC thereunder. In connection with the unlawful conduct complained of herein, defendants have directly and indirectly used the means and instrumentalities of interstate commerce and the mails.

                                  THE PARTIES

          11. Plaintiff URI is a Delaware corporation with its principal executive offices in Greenwich, Connecticut. URI, an owner or RSC stock, is primarily engaged in the equipment rental business, as are RSC and

NationsRent.

          12. Plantiff UR Acquisition is a Delaware corporation with its principal executive offices in Greenwich, Connecticut. UR Acquisition is a wholly owned subsidiary of URI.

          13. Defendant RSC is a Delaware corporation with its principal place of business in Arizona.

          14. Defendant NationsRent is a Delaware corporation with its principal place of business in Florida.

          15. Defendant Kirk is Chairman and Chief Executive Officer of NationsRent.

                                  BACKGROUND

A.        The Merger Agreement

          16. On January 21, 1999, RSC and NationsRent announced that they had entered into a Merger Agreement, pursuant to which RSC would merge with NationsRent in a stock-for-stock transaction valued, according to public reports, at approximately $360 million when the Agreement was announced. According to a current report on Form 8-K of RSC filed on January 28, 1999, pursuant to the Merger Agreement each share of NationsRent would be converted into 0.355 share of RSC common stock.

          17. The complete terms of the Merger Agreement and related documents remain unknown to the investing public because the document has not been publicly filed or disclosed.

          18. The Merger Agreement is subject to approval by votes of the shareholders of both RSC and NationsRent. Moreover, while RSC and NationsRent have filed preliminary proxy materials on a confidential basis, those materials have not been made publicly available to RSC or NationsRent shareholders. To date, RSC has not scheduled or announced the date of any shareholders meeting. In a statement made on April 5, 1999, however, RSC indicated that it had intended to schedule the vote sometime between May 15 and may 31, 1999.

B.   The Tender Offer

          19. On April 5, 1999, plaintiffs commenced a Tender Offer to acquire 100% of RSC's outstanding common stock at an all-cash price of $22.75 per share -- or a total of $553 million. The Tender Offer is scheduled to expire on April 30, 1999.

          20. The RSC board of directors has not yet met to consider its recommendation to shareholders concerning the Tender Offer. On April 5, RSC announced that its board would meet and issue such a recommendation by April 16, the last date it is legally permitted to do so. RSC also issued a press release in which it ostensibly urged that RSC shareholders do nothing until the board had an opportunity to evaluate the Tender Offer.

C.   Defendants' Unlawful Solicitation

          21. Notwithstanding its professed attitude that shareholders should "stop, look and listen" until the RSC board made and publicized its recommendation, RSC and NationsRent appropriately recognized that RSC shareholders, if given a free choice, would decisively prefer United

Rentals $22.75 all-cash tender to the stock-for-stock merger with NationsRent under the Merger Agreement that is the RSC board's preferred transaction. Therefore, defendants almost immediately began to make public statements that were reasonably calculated to influence RSC shareholders with respect to their votes on the RSC/NationsRent transaction and their positions with respect to the Tender Offer, in advance of the time that the RSC board would analyze and make a recommendation concerning the Tender Offer. These statements constituted "solicitations" within the meaning of the SEC Rules governing both proxy materials and target company responses to tender offers.

          22. Specifically, according to a press release issued by Nations-Rent and publicly disseminated on the PR News Wire via Dow Jones and elsewhere:

     NationsRent Reaffirms Commitment to Complete 'Superior' Merger Transaction with Rental Service Corporation

     PR News Wire via Dow Jones

     FORT LAUDERDALE, Fla., April 5/PRNewswire/ NationsRent, Inc. (NYSE: NRI) said it remains committed to completing its tax-free merger with Rental Service Corporation, calling it "far superior to United Rentals' unsolicited taxable $22.75 cash offer for RSC."

     James L. Kirk, Chairman of Chief Executive Officer of NationsRent, said, "The combination of NationsRent and Rental Service Corporation, approved by the boards of both companies, is intended to create the preeminent company in the equipment rental industry. NationsRent is prepared to work with RSC's board and shareholders to ensure the completion of our merger. We believe that our tax-free merger of equals with RSC is superior to United Rentals' taxable offer and will allow shareholders of Rental Service to participate in the substantial growth opportunities of the combined companies."

          23. These statements, made by Kirk and NationsRent but under circumstances which strongly indicate that the statements were made in RSC's interest and on RSC's behalf as well, constitute both (i) unlawful solicitations of RSC shareholders' proxies with respect to the upcoming merger vote in advance of RSC's having made the proxy disclosures required by law and regulation; and (ii) unlawful solicitation of RSC shareholders with respect to the Tender Offer in advance of the RSC board's having made a recommendation to RSC shareholders and disseminated the materials concerning that recommendation required by law and regulation.

          24. In addition, it was reported that RSC's Chief Financial Officer had said that RSC "had planned to schedule the shareholder meeting some time between May 15 and May 31, after the [SEC] had approved the merger documents." However, RSC failed to advise its shareholders that (according to statements made by its counsel) they now do not expect the SEC to approve the proxy statement for at least another two or three weeks, and do not expect to schedule a meeting until mid-June, if not later.

                                 AS AND FOR A
                            FIRST CLAIM FOR RELIEF
             [For Violations of Section 14 (a) of the Exchange Act
                            and Sec Rule 14a-3(a)]

          25. Plaintiffs incorporate the preceding paragraphs as if fully set forth herein.

          26. SEC Rule 14a-1(1) broadly defines "solicit" and "solicitation" as including any "communication to security-holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy." 17 CFR section 240.14a-1(1)(iii).

          27. Defendants' solicitation, effected through NationsRent both on its own behalf and as agent for RSC, including the statement that the proposed NationsRent/RSC merger is far superior for RSC shareholders to the Tender Offer, were disseminated under circumstances reasonably calculated to result in the procurement or withholding of a proxy in connection with the RSC shareholder meeting to vote on the NationsRent/RSC transaction.

          28. Rule 14a-3(a) mandates that no solicitation "shall be made unless each person solicited is concurrently furnished or has previously been furnished with a publicly-filed preliminary or definitive written proxy statement containing the information specified in Schedule 14A...." 17 CFR section
240.14a-3(a).

          29. Defendants' solicitations have violated the proxy rules adopted by the SEC in that, among other things, persons solicited were not concurrently or previously furnished with a publicly-filed preliminary or definitive written proxy statement containing the information specified in section 240.14a-3(a).

          30.  Plaintiffs have no adequate remedy at law.

                                 AS AND FOR A
                            SECOND CLAIM FOR RELIEF
             [For Violations of Section 14(a) of the Exchange Act
                              and SEC Rule 14a-9]

          31. Plaintiffs incorporate the preceding paragraphs as if fully set forth herein.

          32. Section 14(a) of the Exchange Act and Rule 14a-9 were adopted to ensure that the proxy solicitation process is truthful and to enable shareholders to evaluate the information provided in proxy materials fully. Rule 14a-9 provides that:

          No solicitation subject to this regulation shall be made by means of any proxy statement... or other communication, written or oral, containing any statement which at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading...

17 CFR section 240.14a-9.

          33. Defendants' solicitations were materially misleading in stating that NationsRent believed that the proposed merger between RSC and NationsRent is "far superior," from the point of view of RSC's shareholders, to the Tender Offer without having also disclosed information necessary for shareholders to fully evaluate the basis for this statement including, among other things, all of the bases for defendants' assertion.

          34. In addition, the statement alleged in paragraph 24 was materially false and misleading for the reasons stated.

          35.  Plaintiffs have no adequate remedy at law.

                                 AS AND FOR A
                            THIRD CLAIM FOR RELIEF
             [For Violations of Section 14(d) of the Exchange Act
                                and Rule 14d-9]

          36. Plaintiffs incorporate the preceding paragraphs as if fully set forth herein.

          37. SEC Rule 14d-9, promulgated by the SEC pursuant to Section 14(d) of the Exchange Act, prohibits the target corporation (here, RSC) from making any solicitation or recommendation concerning a tender offer to the target company shareholders unless, as soon as practicable on the date any such solicitation or recommendation is made, a Schedule 14D-9 is filed with the SEC and a copy is delivered to the offeror. The Schedule 14D-9 must contain the information requested in Rule 14d-9, including among other things the nature of the solicitation or recommendation, particularized reasons for the solicitation or recommendation, and recent transactions in respect of the target company's securities by the target company or by its officers and directors.

          38. The statements made by NationsRent and Kirk, on behalf of RSC, constitute solicitations with respect to the Tender Offer, without a Schedule 14D-9 being on file, in violation of Section 14(d) and Rule 14d-9.

          39. Plaintiffs have no adequate remedy at law.

                                 AS AND FOR A
                            FOURTH CLAIM FOR RELIEF
        [For Violations of Section 14(d) and 14(e) of the Exchange Act]

          40. Plaintiffs incorporate the preceding paragraphs as if fully set forth herein.

          41. Section 14(e) of the Exchange Act, 15 U.S.C. section 78n(e), makes it unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender, or any solicitation of security holders in opposition to or in favor of any such officer, request, or invitation.


          42. Defendants' statements as alleged above were materially false or misleading.

          43. Plaintiffs have no adequate remedy at law.

                               IRREPARABLE HARM

          44. By virtue of defendants' failure to comply with federal securities laws, United Rentals, as well as all of RSC's other shareholders and the investing public, are being deprived of the protections and of the accurate and truthful information to which Sections 14(a), 14(d) and 14(e) of the Exchange Act and the applicable SEC rules and regulations entitles them. Unless defendants are ordered to make corrective disclosure and are enjoined from such further actions, RSC shareholders will be forced to exercise their voting rights and to make decisions with respect to the Tender Offer based on information that does not comply with --indeed, was discriminated in violation of --the federal regulatory scheme.

          WHEREFORE, plaintiffs demand judgment against the defendants as follows:

          I.   Declaring that defendants have violated Sections 14(a),

14(d) and 14(e) of the Exchange Act and the rules and regulations promulgated thereunder.

          II. Ordering defendants to make all appropriate disclosures and correct all false or misleading statements and omissions of material fact heretofore made by them regarding the proposed merger and/or the Tender Offer.

          III. Temporarily, preliminarily and permanently enjoining defendants, their officers, employees, agents, nominees and affiliates, and all other persons acting in concert with them or on their behalf, directly or indirectly, from taking any steps to, or in connection with:

               (a) soliciting from any RSC shareholder any proxy, consent or authorization to vote any shares of RSC stock at the shareholder vote to be held in connection with the proposed RSC/NationsRent merger, unless and until defendants comply, in full, with all applicable provisions of the federal securities laws; and unless and until such time in the future as the Court may determine that the effects of defendants' unlawful conduct have disseminated; and

               (b) soliciting any RSC shareholder with respect to whether or not to tender shares into the Tender Offer, unless and until defendants comply, in full, with all applicable provisions of the federal securities laws; and unless and until such time in the future as the Court may determine that the effects of defendants' unlawful conduct have dissipated.

               IV. Granting plaintiffs such other and further relief as this Court may deem just and proper, including reasonable attorneys' fees, costs and disbursements of this action.

                                 PLAINTIFFS,
                                 UR ACQUISITION CORPORATION and
                                 UNITED RENTALS, INC.

                                 By:  /s/ Thomas J. Groark, Jr.
                                    -------------------------------
                                     Thomas J. Groark, Jr. (ct04245)
                                     Richard M. Reynolds (ct06124)
                                     Philip S. Wellman (ct09636)
                                     DAY, BERRY & HOWARD LLP
                                     CityPlace I
                                     Hartford, Connecticut 06103
                                     (806) 275-0100
                                     Their Attorneys

OF COUNSEL:

Jay B. Kasner
Steven J. Kolleeny
SKADDEN, ARPS, SLATE,
   MEAGHER & FLOM LLP
919 Third Avenue
New York, New York 10022
(212) 735-3000

                                 VERIFICATION

          Bradley S. Jacobs, declares as follows:

          I am the Chairman and Chief Executive Officer of United Rentals, Inc., one of the plaintiffs in this action.

          I have reviewed the foregoing Complaint; its contents are true, except insofar as matters are stated to be pleaded upon information and belief; and as to those matters I believe it to be true.

          I declare under penalty of perjury that the foregoing is true and correct.

                                   /s/ Bradley S. Jacobs
                                   ----------------------
                                       BRADLEY S. JACOBS


Executed on April 7, 1999

==============================================================================